Exhibit 99(a)(5)(i)

STANLEY MARGOLIS, individually
and on behalf of all others similarly situated

v.

RALPH GRONEFELD, RONALD GEARY,
OLIVIA KIRTLEY, STEVEN REED,
ROBERT LE BLANC, ROBERT HALLAGAN,
DAVID BRADDOCK, WILLIAM BROCK,
JAMES BLOEM,
RES-CARE, INC., and
ONEX RESCARE ACQUISITION, LLC

CLASS ACTION COMPLAINT

* * * * *

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1.             Plaintiff brings this action on behalf of the public stockholders of Res-Care, Inc. (“ResCare” or the “Company”) against ResCare and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty arising out of a proposed transaction in which Onex Rescare Acquisition, LLC (“Onex”), an affiliate of Onex Partners LP, seeks to acquire all of the outstanding shares of ResCare not currently owned by Onex and its affiliates through a cash tender offer by means of an unfair process and for an unfair price of $13.25 for each share of ResCare common stock (the “Proposed Transaction”). Affiliates of Onex currently own common and preferred stock representing approximately 24.9% of the Company’s outstanding common stock, assuming conversion of the preferred stock.  The Proposed Transaction is valued at approximately $384 million.

PARTIES

2.             Plaintiff is, and has been at all relevant times, the owner of shares of common stock of ResCare.

3.             ResCare is a corporation organized and existing under the laws of the State of Kentucky.  It maintains its principal corporate offices at 9901 Linn Station Road, Louisville, Kentucky 40223, and is one of the largest providers of home care to the elderly and persons with disabilities.

4.             Defendant Ralph Gronfeld (“Gronfeld”) has been the President, Chief Executive Officer, and a director of the Company since 2006.

5.             Defendant Ronald Geary (“Geary”) has been Chairman of the Board of the Company since 1998, and a director since 1990.  Geary was President of ResCare from 1990 to 2006 and Chief Executive Officer from 1993 to 2006.

6.             Defendant Olivia Kirtley (“Kirtley”) has been a director of the Company since 1998.

7.             Defendant Steven Reed (“Reed”) has been a director of the Company since 2003.

8.             Defendant Robert Le Blanc (“Le Blanc”) has been a director of the Company since 2004.  Le Blanc is a managing director of Onex Corporation, which controls the Onex affiliates that hold the ResCare common and preferred stock.

9.             Defendant Robert Hallagan (“Hallagan”) has been a director of the Company since 2004.

10.          Defendant David Brock (“Brock”) has been a director of the Company since 2004.

11.          Defendant William Brock (“Brock”) has been a director of the Company since 2006.

12.          Defendant James Bloem (“Bloem”) has been a director of the Company since 2007.

13.          Defendants referenced in paragraphs 4 through 12 are collectively referred to as Individual Defendants and/or the ResCare Board.  The Individual Defendants as officers and/or directors of ResCare, have a fiduciary relationship with Plaintiff and other public shareholders of ResCare and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

14.          Defendant Onex Rescare Acquisition LLC is a Delaware limited liability company and is an affiliate of Onex Partners LP, an investment firm that manages investment platforms focused on private equity, real estate and credit securities.  In total, Onex manages approximately $12 billion.  In addition, ResCare is party to a management services agreement with Onex Partners Manager, LP, an affiliate of Onex Partners LP under which Onex Partners Manager is retained to advise and assist ResCare’s management and board of directors from time to time on business and financial matters.  Under the agreement, ResCare pays an annual management fee of $350,000.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

15.          By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of ResCare and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

16.          Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either:  (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

17.          In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of ResCare, are obligated to refrain from:

(a)           participating in any transaction where the directors or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

18.          Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of ResCare, or are aiding and abetting others in violating those duties.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19.          In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design.  In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20.          During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did:  (i) permit Onex to attempt to eliminate the public shareholders’ equity interest in ResCare pursuant to a defective sales process, and (ii) permit Onex to buy the Company for an unfair price.  In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

21.          Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein.  In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing.  The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22.          Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of ResCare common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23.          This action is properly maintainable as a class action for the following reasons:

(a)           the Class is so numerous that joinder of all members is impracticable.  As of September 21, 2010, ResCare has approximately 29.42 million shares outstanding.

(b)           questions of law and fact are common to the Class, including, inter alia, the following:

(i)            Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)           Are the Individual Defendants, in connection with the Proposed Transaction of ResCare by Onex, pursuing a course of conduct that does not maximize ResCare’s value in violation of their fiduciary duties;

(iii)          Have ResCare and Onex aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv)          Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c)           Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

(d)           Plaintiff’s claims are typical of those of the other members of the Class.

(e)           Plaintiff has no interests that are adverse to the Class.

(f)            The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g)           Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS

24.          ResCare is one of the largest providers of home care to the elderly and persons with disabilities.  It also offers residential and support services to people with intellectual and developmental disabilities and provides education, vocational training and job placement for people of all ages and skill levels.  Based in Louisville, Kentucky, ResCare and its more than 46,000 dedicated employees serve daily more than 65,000 people in 41 states, Washington, D.C., Puerto Rico and in a number of international locations.

25.          In March 2010, ResCare signed an agreement with Indiana’s Family and Social Services Administration to provide welfare-to-work services throughout the state.  The contract value is approximately $142 million over seven years through December 2016.

26.          On August 4, 2010, the Company announced a Company realignment to “enhance focus on its long-term strategy of increased organic growth, strategic acquisitions and revenue diversification.” The reorganization includes realigned business lines and changes in leadership to support the new structure.  In the press release announcing the realignment, President and CEO Gronfeld stated:  “The realignment is necessary to take us to the next step in our strategic growth and service plans.” The new business lines consist of ResCare HomeCare, ResCare Residential Services, ResCare Workforce Services, and ResCare Youth Services.  “The reorganization provides four distinctly branded service lines, each with unique needs and strong opportunities for growth and synergies,” commented Gronefeld.

27.          The Company has been performing well recently.  On August 5, 2010, the Company announced its results for the second quarter of 2010.  The Company reported net income of $8.1 million compared with net income of $7.1 million in the same period of 2009.  EBITDA for the quarter was $26.4 million compared to $23.7 million compared to the same period in 2009.  In the press release announcing the results, Defendant Gronefeld commented on the Company’s solid quarter stating:  “Our performance in the quarter was solid despite the extremely difficult economic environment.  Even with those challenges, our employees are delivering on their commitment to the people we serve and our operations are performing well.” In addition, Gronefeld commented on the Company’s realignment efforts stating:  “As noted in our August 4 press release, the realignment of business lines is underway.  This reorganization will better position the Company for future growth as the need for our services continues to grow, presenting ResCare with an increasing array of opportunities.”

28.          Despite its recent strong performance and poise for growth following the realignment, the Company agreed to enter into the Proposed Transaction.  In a press release dated August 7, 2010, the Company announced that it had entered into a merger agreement with Onex, stating in part:

LOUISVILLE, KY (September 7, 2010) — ResCare, Inc. (NASDAQ: RSCR) announced today that it has entered into a definitive agreement with an entity sponsored by Onex Partners III, L.P. (“Onex”), an affiliate of Onex Corporation.  Under the terms of the agreement, Onex would acquire all of the outstanding shares of ResCare common stock not owned by Onex affiliates or participating members of ResCare’s management for $13.25 per share in cash. . . Affiliates of Onex currently own common and preferred stock representing approximately 24.9% of the Company’s outstanding common stock, assuming conversion of the preferred stock.

* * *

The tender offer is scheduled to commence on September 22, 2010, and to expire at midnight on October 20, 2010, unless extended in accordance with the terms of the definitive agreement and applicable law.  Following the consummation of the tender offer, Onex would acquire any remaining public shares for $13.25 per share in cash through a statutory share exchange.

29.          The consideration ResCare shareholders are to receive is inadequate.  First the Proposed Transaction represents premium of just 1.6% based on the $13.04 price ResCare stock traded at as recently as May 18, 2010, and a negative premium to the $13.85 price the stock traded at in November 2009.

30.          Further, at least one Wall Street analyst had a price target of $14.00 per share before the Proposed Transaction was announced.

31.          In addition, Hilliard Lyons analyst Stephen O’Neil thinks the price is “fairly low.” O’Neil’s report acknowledged that the Proposed Transaction price “likely reflects the difficult operating environment the company faces.”

32.          Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate.  Accordingly, Onex is picking up ResCare at the most opportune time, at a time when ResCare is poised for growth and its stock price is trading at a huge discount to its intrinsic value.

33.          In addition, on September 10, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Share Exchange for the Proposed Transaction (the “Exchange Agreement”).  As part of the Exchange Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

34.          By way of example, §7.2 of the Exchange Agreement permits the Company to solicit competing acquisition proposals for only 40 days following signing of the Exchange Agreement.  Thereafter, except with respect to those parties that meet the strict definition of being considered an “Excluded Party,” a strict “no solicitation” provision kicks in barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Onex.

35.          Pursuant to §7.2(c) of the Exchange Agreement, for a party to be considered an Excluded Party, the following criteria must be met:

(i) the Company has received a written Acquisition Proposal from a third party that the Special Committee believes in good faith to be bona fide, (ii) such Acquisition Proposal did not result from a breach of this Section 7.2, (iii) the Person making the Acquisition Proposal has entered into an Acceptable Confidentiality Agreement with the Company, (iv) the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (v) the Special Committee concludes in good faith, following consultation with outside counsel, that such action is necessary for the Special Committee to act in a manner consistent with its fiduciary duties imposed by applicable Law.

36.          Pursuant to §7.2 of the Exchange Agreement, should a competing bidder arrive on the scene, the Company must notify Onex of the bidder’s offer.  Thereafter, should the Board determine that the competing offer is superior, Onex is granted at least 4 calendar days (or at least 2 business days, whichever is longer) to amend the terms of the Exchange Agreement to make a counter-offer that ResCare must consider in determining whether the competing offer is still superior.  Onex is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer.

37.          In other words, the Exchange Agreement gives Onex access to any rival bidder’s information and allows Onex a free right to top any superior offer.  Accordingly, no rival bidder is likely to emerge and act as a stalking horse for Onex, because the Exchange Agreement unfairly assures that any “auction” will favor Onex and piggy-back upon the due diligence of the foreclosed second bidder.

38.          In addition, the Exchange Agreement provides that a termination fee of $13,695,273 must be paid to Onex by ResCare if the Company decides to pursue the competing offer (or $9,130,182 if the competing offer is from an Excluded Party), thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

39.          Onex and its affiliates currently own common stock and convertible preferred stock representing approximately 24.9% of the Company’s shares on an as-converted basis.  In conjunction with the Proposed Transaction, Onex and its affiliates entered into a voting agreement pursuant to which they agreed to vote their shares of preferred stock and common stock in favor of the Proposed Transaction.

40.          Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)

41.          Plaintiff repeats all previous allegations as if set forth in full herein.

42.          As Directors of ResCare, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.  The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize ResCare’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

43.          As discussed herein, the Individual Defendants have breached their fiduciary duties to ResCare shareholders by failing to engage in an honest and fair sale process.

44.          As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ResCare’s assets and will be prevented from benefiting from a value-maximizing transaction.

45.          Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

46.          Plaintiff and the Class have no adequate remedy at law.

COUNT II
Aiding and Abetting
(Against ResCare and Onex)

47.          Plaintiff repeats all previous allegations as if set forth in full herein.

48.          As alleged in more detail above, ResCare and Onex are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders.  Defendants ResCare and Onex aided and abetted the Individual Defendants’ breaches of fiduciary duties.

49.          As a result, Plaintiff and the Class members are being harmed.

50.          Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

(A)          declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)          enjoining, preliminarily and permanently, the Proposed Transaction;

(C)          in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)          directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)           granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

/s/ J. GREGORY JOYNER
J. GREGORY JOYNER
NABER JOYNER & JAFFE
462 South Fourth Avenue Suite 1730
Louisville, Kentucky 40202
Tel: (502) 583-3081; Fax: (502) 583-2418

OF COUNSEL:
LEVI & KORSINSKY, LLP
Joseph Levi, Esq.
William Scott Holleman, Esq.
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500; Fax: (212) 363-7171

OF COUNSEL:
LAW OFFICE OF JOSEPH KLEIN
Joseph Klein, Esq.
1560 East 27th Street
Brooklyn, New York 11229
Tel: (718) 947-0005